Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

September 9, 2004

Item 3

News Release

The press release was issued on September 9, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market

News.

Item 4

Summary of Material Change

Sept. 9 - Nevsun Resources Ltd. (NSU/TSX) announces that As of today, there is no further explanation for the actions of the Eritrean Government.  Nevsun will continue to comply with their directive while management works diligently to obtain an understanding and resolution of the issues at hand.  Mr. John Clarke, President and Chief Executive Officer of Nevsun Resources Ltd., is currently in Eritrea in an effort to reach a resolution as soon as possible.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

September 9, 2004

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

                   Maureen D. Carse

       Corporate Secretary

N E W S R E L E A S E

UPDATE ON THE AFFAIRS IN ERITREA

September 9, 2004

Nevsun Resources Ltd. (NSU/TSX) would like to announce that due to the high level of interest and concern regarding the recent directive by the Government of Eritrea to halt all exploration work, Management of Nevsun is issuing an update.

As of today, there is no further explanation for the actions of the Eritrean Government.  Nevsun will continue to comply with their directive while management works diligently to obtain an understanding and resolution of the issues at hand.  Mr. John Clarke, President and Chief Executive Officer of Nevsun Resources Ltd., is currently in Eritrea in an effort to reach a resolution as soon as possible.

Management has no comment on rumors or speculation circulating in the marketplace as any comment would be conjecture.  We fully recognize the value of your concerns and will provide further information as it becomes available.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD.

For further information, Contact:

Don Halliday

“John A. Clarke”

Manager, Investor Relations

(604) 623-4700 or 1-888-600-2200

Dr. John A. Clarke

email:  dhalliday@nevsun.com

President & Chief Executive Officer

Nsu04-22.doc

Website:  www.nevsun.com

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